SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2004
                          -----------------

                                       OR

[  ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
     ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-23817

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        Northwest Retirement Savings Plan

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Northwest Bancorp, Inc.
                               100 Liberty Street
                         Warren, Pennsylvania 16365-2353

            Consent of Independent Registered Public Accounting Firm


The Board of Directors
Northwest Bancorp, Inc.


We consent to the incorporation by reference in the registration statement (No. 333-41984) on Form S-8 of Northwest Bancorp, Inc. of our report dated June 16, 2005 with respect to the statements of net assets available for benefits of Northwest 401(k) Retirement Savings Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended and the related Supplemental Schedule H, line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2004, which report appears in the December 31, 2004 Annual Report on Form 11-K of the Northwest Retirement Savings Plan.

/s/ KPMG LLP


Pittsburgh, Pennsylvania
June 23, 2005

                        NORTHWEST RETIREMENT SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2004 and 2003

     (With Report of Independent Registered Public Accounting Firm Thereon)

                        NORTHWEST RETIREMENT SAVINGS PLAN


                                Table of Contents


                                                                           Page

Report of Independent Registered Public Accounting Firm                      1

Statements of Net Assets Available for Benefits as of
 December 31, 2004 and 2003                                                  2

Statements of Changes in Net Assets Available for Benefits
 for the Years Ended December 31, 2004 and 2003                              3

Notes to Financial Statements                                                4

Supplemental Schedule

1. Schedule H, Line 4i-Schedule of Assets (Held at End of Year)             10


Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA), have been omitted because there is no information to report.

             Report of Independent Registered Public Accounting Firm



The Board of Directors
Northwest Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Northwest Retirement Savings Plan as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in its net assets available for benefits for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2004 is for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP


Pittsburgh, Pennsylvania
June 16, 2005

                       NORTHWEST RETIREMENT SAVINGS PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2004 and 2003


                                    Assets                                                2004                  2003
                                                                                   -------------------   -------------------
Cash                                                                            $              842                21,237
Investments (note 3)                                                                    50,304,028            37,837,117
Receivables:
     Employer contribution (net of forfeitures)                                             77,223               144,489
     Employee contribution receivable                                                        2,784                90,794
                                                                                   -------------------   -------------------
                 Total receivables                                                          80,007               235,283
                                                                                   -------------------   -------------------
                 Total assets                                                           50,384,877            38,093,637
                                                                                   -------------------   -------------------
                 Net assets available for benefits                              $       50,384,877            38,093,637
                                                                                   ===================   ===================

See accompanying notes to financial statements.

                        NORTHWEST RETIREMENT SAVINGS PLAN
           Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 2004 and 2003


                                                                                          2004                  2003
                                                                                   -------------------   -------------------
Additions:
     Additions to net assets attributed to:
        Investment income (note 3):
           Net appreciation (depreciation) in fair value of
              investments                                                       $        4,476,199             8,390,027
           Dividends and interest                                                        1,030,763               633,626
                                                                                  --------------------   ------------------
                 Total investment income                                                 5,506,962             9,023,653
                                                                                   -------------------   -------------------
        Contributions:
           Employer (net of forfeitures)                                                   871,501               834,355
           Participant                                                                   2,424,023             2,306,699
           Rollovers                                                                       351,507               938,169
                                                                                   -------------------   -------------------
                 Total contributions                                                     3,647,031             4,079,223
                                                                                   -------------------   -------------------
                 Total additions                                                         9,153,993            13,102,876
                                                                                   -------------------   -------------------
Deductions:
     Deductions from net assets attributed to:
        Distributions to participants                                                    1,348,657             1,210,828
                                                                                   -------------------   -------------------
                 Total deductions                                                        1,348,657             1,210,828
                                                                                   -------------------   -------------------
                 Net increase                                                            7,805,336            11,892,048
                 Transfer from predecessor plans (note 6)                                3,627,351                    --
                 Transfer from Northwest Savings Bank Employee
                    Stock Ownership Plan (note 7)                                          858,553                    --
Net assets available for benefits:
     Beginning of year                                                                  38,093,637            26,201,589
                                                                                   -------------------   -------------------
     End of year                                                                $       50,384,877            38,093,637
                                                                                   ===================   ===================


See accompanying notes to financial statements.

                        NORTHWEST RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2004 and 2003

(1)  Description of the Plan

     The following  description  of the Northwest  Retirement  Savings Plan (the
     Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  General

          The Plan is a defined contribution plan covering all full-time and part-time employees of Northwest Savings Bank (the Company). Employees who are twenty-one or older are eligible to contribute to the Plan on the first day of the month following completion of 1,000 hours of service. Participants are eligible to receive employer matching contributions once they have completed 1,000 hours and one year of service. A year of service is defined as 12 consecutive months with at least 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

      (b) Contributions

          Each year, participants may voluntarily contribute up to the maximum percentage of compensation and dollar amount limits as allowed under IRC Section 402(g), not to exceed certain annual limitations established by the Internal Revenue Service ($13,000 limit in 2004 and $12,000 limit in 2003). Participants may also contribute amounts representing distributions from other qualified retirement plans. Participant contributions and fund changes are participant directed.

          The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Employer matching contributions are allocated in proportion to the employee's current investment allocation. Additional amounts may be contributed at the option of the Plan's Administrative Committee. To be eligible for the discretionary contribution, participants must complete 1,000 hours of service during the Plan year. No discretionary contributions were made for 2004 or 2003.

      (c) Participant Accounts

          Each participant's account is credited with the participant's contribution, allocations of the Company's contribution, and Plan earnings. Allocations of earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


                                                                     (Continued)
                                       4

                       NORTHWEST RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2004 and 2003

      (d) Vesting

          Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution plus earnings thereon is based on years of continuous service. Effective January 1, 2002, the vesting schedule is as follows:

                                             Percentage of
                  Vesting years             interest vested
              ----------------------------------------------
                  Fewer than 2                     0%
                       2                          20%
                       3                          40%
                       4                          60%
                       5                          80%
                       6                         100%

      (e) Investment Options

          Effective May 1, 2002, upon enrollment in the Plan, a participant may direct employee contributions in one percentage increments in any of these twelve investment options: Fidelity Blue Chip Growth Fund, Vanguard Windsor II Fund, Northwest Bancorp, Inc. common stock, Vanguard Balanced Index Fund, FPA Capital Long Term Growth Fund,
          Vanguard 500 Index Fund, Vanguard Total Bond Market Index Fund, Artisan International Fund, Weitz Value Fund, Vanguard Retirement Savings Trust, Franklin Small Cap Growth II Fund, and T. Rowe Price
          Mid-Cap Growth Fund. Prior to May 1, 2002, participants had the following eight investment options: Fidelity Blue Chip Growth Fund, Vanguard Windsor II Fund, Northwest Bancorp, Inc. common stock, Vanguard Balanced Index Fund, FPA Capital Long Term Growth Fund, Fidelity Institutional Cash Money Market Portfolio, Fidelity Ginnie Mae Fund, and T. Rowe Price International Stock Fund. Participants are permitted to change investment elections on a daily basis.

          Investments in Northwest Bancorp, Inc. stock are based upon each employee's investment allocation. Purchases of the stock occur when the custodian receives the employee and employer contributions. These purchases are conducted through a broker at the prevailing market price of the stock on the exchange in which these shares trade.

      (f) Benefit Payments

          Upon termination of service or attainment of age 59-1/2, a participant may receive a lump sum amount equal to the value of the participant's vested interest in his or her account.

      (g) Loans to Participants

          Effective October 1, 2002, loans are permitted by the Plan document with specific limitations.

      (h) Forfeitures

          Forfeited nonvested account balances are used to reduce employer contributions. Forfeitures amounted to $34,356 and $19,064 for the years ended December 31, 2004 and 2003, respectively.
                                                                     (Continued)

                       NORTHWEST RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2004 and 2003


(2)   Summary of Significant Accounting Policies

      (a) General

          The accompanying financial statements are prepared on the accrual basis of accounting.

      (b) Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      (c) Investment Valuation and Income Recognition

          The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

      (d) Contributions

          Participant contributions are recorded in the month in which they are withheld from the participant's wages. Company contributions are recorded as soon as the pay month has been valued for matching contributions.

      (e) Distributions to Participants

          Distributions to participants are recorded when paid by the trustee.

      (f) Plan Termination

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

      (g) Administrative Expenses

          The administrative costs of the Plan are paid by the Company and, as such, are not reflected as expenses of the Plan.

                                                                     (Continued)

                       NORTHWEST RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2004 and 2003


(3)   Investments

At December 31, 2004 and 2003, the following investments were held by the Plan:

                                                        2004                                2003
                                              ----------------------------------  -----------------------------------
                                                  Shares          Fair value          Shares           Fair value
                                              ----------------  ----------------  ----------------   ----------------
Fidelity Blue Chip Growth Fund                      137,024    $    5,715,282*         131,980      $   5,230,352*
Vanguard Windsor II Fund                            161,405         4,959,962*         145,892          3,864,674*
Vanguard Balanced Index Fund                        142,556         2,772,707*         146,265          2,672,255*
Vanguard Retirement Savings Trust                 4,701,440         4,701,440*       2,604,015          2,604,015*
Vanguard Total Bond Market Index
    Fund                                            244,295         2,508,912*         155,716          1,605,432
Vanguard 500 Index Fund                               8,537           953,015            4,265            437,916
T. Rowe Price Mid-Cap Growth Fund                    23,220         1,110,822           11,680            501,083
Weitz Value Fund                                     22,037           830,785           13,255            474,274
Franklin Small Cap Growth II Fund                    46,191           555,211           28,100            303,479
FPA Capital Long Term Growth Fund                   120,915         4,834,201*         111,946          4,125,208*
Artisan International Fund                           50,931         1,127,616           42,096            796,045
Northwest Bancorp, Inc. common
    stock                                           785,185        19,700,292*         696,602         14,865,487*
Loans to participants                                    -            533,783               -             356,897
                                                                --------------                       -------------
                                                                $  50,304,028                        $ 37,837,117
                                                                ==============                       =============

* Investments greater than 5% of net assets available for plan benefits at the end of the Plan year.

The Plan's investments appreciated (depreciated) in value as follows:

                                                                                2004                 2003
                                                                            -------------         -----------
Mutual funds (includes realized losses of $155,558
     and $98,571 in 2004 and 2003, respectively)                            $    1,881,146          3,711,025
Common stock (includes realized gains of $893,607
     and $717,116 in 2004 and 2003, respectively)                                2,595,053          4,679,002
                                                                            --------------        -----------
                                                                            $    4,476,199          8,390,027
                                                                            ==============        ===========

Dividends and interest on plan investments were $1,030,763 and $633,626, respectively, in 2004 and 2003.

(4)  Tax Status

     A favorable determination letter was received from the Internal Revenue Service on November 24, 1997, stating that the Plan is qualified under
     Section 401(a) of the Internal Revenue Code (the Code), and the related trust is exempt from tax under Section 501(a) of the Code. Effective January 1, 2002, the Plan was amended and restated through the adoption of a prototype plan. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify

                                                                     (Continued)

                        NORTHWEST RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2004 and 2003


     under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 2004. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

(5)  Reconciliation of Financial Statements and Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to what is expected to be filed on the Form 5500:

                                                                                    December 31,
                                                                              2004                2003
                                                                         --------------       -------------
Net assets available for benefits per the
     financial statements                                                $  50,384,877         38,093,637
Amounts allocated to withdrawing
     participants                                                                    -            (20,681)
                                                                         -------------         -----------
Net assets available for benefits per the Form 5500                      $  50,384,877         38,072,956
                                                                         =============         ==========

     The following is a reconciliation of benefits paid to participants per the financial statements to what is expected to be filed on the Form 5500:

                                                                                   December 31,
                                                                                       2004
                                                                                ----------------
Benefits paid to participants per the financial statements                      $    1,348,657
Add amounts allocated to withdrawing participants at December 31, 2004                      -
Less amounts allocated to withdrawing participants at December 31, 2003                (20,681)
Benefits paid to participants per the Form 5500                                 $    1,327,976


(6)  Plan Mergers

     During 2001, the Plan Sponsor acquired certain offices of Prestige Bank, and in 2002 the Board of Directors of the Plan Sponsor approved the merger of the Prestige Bank 401(k) Plan into the Plan effective December 31, 2002. The net assets of $103,905 of the Prestige Bank 401(k) Plan were transferred into the Plan on May 6, 2003.

     During 2004, the Plan Sponsor approved the merger of the Leeds Federal 401(k) Plan into the Plan. The net assets of $1,901,379 of the Leeds Federal 401(k) Plan were transferred into the Plan on October 29, 2004.

     During 2004, the Plan Sponsor approved the merger of the First Carnegie Deposit 401(k) Plan into the Plan. The net assets of $1,725,972 of the First Carnegie Deposit 401(k) Plan were transferred into the Plan on December 31, 2004.

                                                                     (Continued)
                                       8

                       NORTHWEST RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2004 and 2003

(7)  Northwest Savings Bank Employee Stock Ownership Plan

     Beginning January 1, 2004, certain qualified participants in the Northwest Savings Bank Employee Stock Ownership Plan (ESOP) were eligible to diversify a portion of their Northwest Bancorp, Inc. holdings in the ESOP. Participants who elect to diversify their portion of their ESOP balance agree to in-kind transfer that portion of their ESOP balance to the Plan. Following the transfer, the participants are entitled to reinvest this balance in any of the Plan's investment options, including Northwest Bancorp, Inc. For the year ended December 31, 2004, assets of $858,553 were transferred from the ESOP to the Plan as part of this diversification plan.

(8)  Subsequent Events

     On March 15, 2005, the assets of the Bell Federal Savings and Loan Association 401(k) Savings Plan were merged into the Plan. The Bell Federal Savings and Loan Association 401(k) Plan included assets of $129,813.

                                                                     Schedule 1
                        NORTHWEST RETIREMENT SAVINGS PLAN
                                 EIN: 25-0368460
                                Plan Number: 002
              Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
                                December 31, 2004


           Identity of issue,
          borrower, lessor, or                                                                     Current
              similar party                           Description of assets                         value
------------------------------------------   --------------------------------------------------------------------------------------
                                             Registered investment companies:
     Fidelity Investments                       Fidelity Blue Chip Growth Fund               $       5,715,282
     Vanguard                                   Vanguard Windsor II Fund                             4,959,962
     Vanguard                                   Vanguard Retirement Savings Trust                    4,701,440
     Vanguard                                   Vanguard Total Bond Market Index Fund                2,508,912
     Vanguard                                   Vanguard 500 Index Fund                                953,015
     Vanguard                                   Vanguard Balanced Index Fund                         2,772,707
     T. Rowe Price                              T. Rowe Price Mid-Cap Growth Fund                    1,110,822
     FPA Investments                            FPA Capital Long Term Growth Fund                    4,834,201
     Weitz                                      Weitz Value Fund                                       830,785
     Franklin                                   Franklin Small Cap Growth II Fund                      555,211
     Artisan                                    Artisan International Fund                           1,127,616
                                                                                               ------------------
                                                    Total registered investment companies           30,069,953
                                             Employer securities:
 *   Northwest Bancorp, Inc.                    Northwest Bancorp, Inc. common stock                19,700,292

*   Plan participants                          Loans to participants (80 loans outstanding at
                                                   5.00% to 6.00% with maturity dates in
                                                   2005 through 2009)                                  533,783
                                                                                               ------------------
                                                                                              $     50,304,028
                                                                                               ==================

* Represents a party-in-interest to the Plan.
See accompanying report of independent registered public accounting firm.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   NORTHWEST RETIREMENT SAVINGS PLAN




Date:    June 23, 2005        By: /s/ Richard L. Rausch
                                  ---------------------------------------------
                                  Name: Richard L. Rausch
                                  Title:   Vice President and Plan Administrator